AB 4/14

08031418

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-17883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) New York (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark D. Godofsky 212-314-4769
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLC
(Name – *if individual, state last, first, middle name*)

(Address) New York (City) New York (State) 10017 (Zip Code)

PROCESSED
APR 21 2008
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

4/18

OATH OR AFFIRMATION

I, Mark D. Godofsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement ~~and supporting schedules~~ pertaining to the firm of AXA Advisors, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSANNE SUMOSKI
Notary Public, State of New York
No. 01SU4921916
Qualified in Kings County
Certificate Filed in New York County
Commission Expires 5/31, 2010

Susanne Sumoski
Notary Public

Signature

Senior Vice President & Controller
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss). or Operations
- ☐ (d) Statement of Changes in Financial Condition. or Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital. or Member's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AXA Advisors, LLC

(A wholly owned subsidiary of AXA Distribution Holding Corporation)

Statement of Financial Condition

December 31, 2007

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Index
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC (the "Company") at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2008

AXA Advisors, LLC
(A wholly owned subsidiary of AXA Distribution Holding Corporation)
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$ 46,589,427
Cash segregated under federal and other regulations	2,000
Receivable from customers	959,200
Receivable from affiliates	7,091,900
Receivable from sponsors and broker-dealers	12,083,586
Securities owned, at market value	608
Deferred acquisition costs, net of accumulated amortization and impairment of $1,463,282	1,824,048
Prepaids and other assets	142,520
Total assets	$ 68,693,289
Liabilities and Member's Capital	
Liabilities	
Payable to affiliates	$ 1,859,867
Payable to sponsors and broker-dealer	910,292
Payable for concessions, commissions and fees	10,451,707
Securities sold, not yet purchased	10,533
Other liabilities	9,164,299
Total liabilities	22,396,698
Member's Capital	
Total member's capital	46,296,591
Total liabilities and member's capital	$ 68,693,289

The accompanying notes are an integral part of the statement of financial condition.

1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF"). The ultimate parent is AXA, a French based holding company.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by the AXA Equitable Life Insurance Company ("AXA Equitable"), a wholly owned subsidiary of AXA Financial Services, LLC. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") registered with the Company and AXA Network, LLC ("AXN"), an affiliate.

In December 2006, the Company reached a five-year agreement with Linsco Private Ledger ("LPL"), an independent brokerage firm, to secure clearing and certain back-office brokerage services. LPL began providing these services to the Company on August 15, 2007.

On July 8, 2004, AXF acquired The MONY Group Inc. and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company.

2. Summary of Significant Accounting Policies

Accounting Changes

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes," an interpretation that clarifies the recognition criteria and measurement of the economic benefits associated with tax positions taken or expected to be taken in a tax return. Under FIN 48, a tax benefit is recognized only if it is "more likely than not" to be sustained based on the technical merits of the position, assuming examination by the taxing authority, and is required to be measured at the largest amount of tax benefit that is more than 50% likely of being realized upon ultimate settlement, taking into consideration the amounts and probabilities of potential settlement outcomes. FIN 48 also addresses subsequent derecognition of tax positions, changes in the measurement of recognized tax positions, accrual and classification of interest and penalties, and accounting in interim periods. In addition, annual disclosures with respect to income taxes were expanded by FIN 48 and include a tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of the reporting period. As a result of adopting FIN 48, no adjustment to the January 1, 2007 balance of retained earnings for unrecognized tax benefits was required for the Company.

Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2007 are reflected in the statement of financial condition and were subsequently settled after December 31, 2007.

Securities owned and securities sold, not yet purchased are reported in the statement of financial condition at market value based upon quoted prices.

Short-term investments with original maturities of thirty-one days or less, as well as an investment in a money market fund are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2007 include commercial paper of $22,952,031 and an investment in a money market fund of $17,430,939. Interest income is accrued as earned.

The Company estimates that the fair value of financial instruments recognized on the statement of financial condition (including receivables and payables), approximates their carrying value, as such financial instruments are short term in nature.

Other liabilities includes $375,427 of deferred income for monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client.

The Company is included in the consolidated federal income tax return filed by the parent and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

Recoveries of legal settlements and other costs from fidelity bond and other insurance policies are recorded in the period received or determined to be assured.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires a long-lived asset group to be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. No events or changes in circumstances occurred during 2007 that would require an impairment charge.

3. Shared-Based Compensation

The employees of the Company participate in various stock option and stock purchase plans sponsored by AXA. AXA accounts for these plans under FASB 123 (R), "Share-Based Payment".

4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2007, the Company had net capital of $23,382,116 which exceeded required net capital of $1,492,911 by $21,889,705 and the Company's ratio of aggregate indebtedness to net capital was 0.96 to 1.

5. Transactions with Affiliates

On June 6, 2005, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as deferred acquisition costs in the statement of financial condition, was deferred and amortized over the expected future benefit period. The Company's management performed an estimated revaluation of the expected fair value of the assets at December 31, 2006 and as a result recognized an impairment which reduced the net book value of the asset to $2,052,048.

In 2007, the Company received concessions and fees in the amount of $19,578,389 for the sale of mutual funds offered by its affiliate, Alliance Capital Management LP., of which a receivable of $2,756,925 was included in receivable from affiliates as of December 31, 2007.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2007, the Company had a receivable of $385,259 classified within receivable from affiliates representing the excess paid based on estimated costs to be charged to the Company. At December 31, 2007, the Company also had payables classified within payable to affiliates of $1,837,196 to reimburse AXN for commissions paid on behalf of the Company and to AXA Equitable of $22,671 for reimbursement of fees belonging to that entity.

6. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for federal and most state income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will be reimbursed by Holding for its share of federal and state income taxes is calculated as though the Company was filing separate federal and state income tax returns. Under the federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the Group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

Receivable from affiliates on the statement of financial condition includes a current federal income tax receivable from Holding of $3,100,519 and a net deferred federal tax asset of $849,197. The gross deferred federal tax asset of $1,487,597 resulted from temporary deductible differences related to accrued litigation and costs accrued in connection with the LPL conversion. The gross deferred tax liability of $638,400 resulted from the temporary taxable differences related to the purchased estimated renewal revenues of MSC.

The Company has a state and local deferred tax asset of $12,418,100 related to cumulative net operating losses expiring at varying amounts through 2011 for which a full valuation allowance has been recorded. The Company has determined in accordance with the terms of the tax sharing agreement that it is more likely than not that the state and local deferred tax asset will not be realized.

As of December 31, 2007, the Company has no uncertain tax positions under FIN 48.

7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be required to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2007, the Company had recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company holds certain short positions which will obligate it to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at the market values of the related securities at December 31, 2007 and may incur a loss if the market value of the securities increases subsequent to that date.

8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs and refunds to be incurred of $6,166,000, included in other liabilities in the statement of financial condition. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

In conjunction with the Company's agreement with LPL, the Company is obligated to pay minimum fees of $10,000,000 over the first twelve-month period after conversion with increases of $500,000 each succeeding twelve-month period of the five-year agreement. Actual costs are expected to significantly exceed the contract's minimum fees. In addition, the Company has deferred $1,763,300 related to contractual payments from LPL to the Company which will be recognized over the life of the contract, included in other liabilities in the statement of financial condition.

9. Subsequent Event

On January 25, 2008, the Company received $718,500 representing reimbursement of a legal settlement covered under its fidelity bond policy. The Company will reflect the recovery in its 2008 statement of operations. The Company expects future claims under its policy will be successful.